SECURI[illegible] 15026474 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Aldwych Securities LLC (formerly Iceberg Capital LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone (646) 930-1906
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

RECEIVED
2015 MAR -1 PM 1:09
SEC / MR

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

9/27/15

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aldwych Securities, LLC of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FIN-OP

Title

SAMANTHA SHARMA
Notary Public Queens County, State of New York
Reg. No. 01SH6313569
My Commission Expires 10.20.2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aldwych Securities LLC
(formerly Iceberg Capital LLC)

Statements of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014 and
Report of Independent Public Accounting Firm

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Aldwych Securities, LLC

We have audited the accompanying statement of financial condition of Aldwych Securities, LLC as of December 31, 2014. This financial statement is the responsibility of Aldwych Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Aldwych Securities, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
March 30, 2015

Aldwych Securities LLC (formerly Iceberg Capital LLC)

Table of contents
December 31, 2014

Aldwych Securities LLC (formerly Iceberg Capital LLC)

Statement of Financial Condition
December 31, 2014

Assets

Cash	$	52,957
Accounts Receivable		9,691
Prepaid expense		8,792
	$	71,440

Liabilies and Member's Equity Deficiency

Liabilities:		
Accounts payable	$	37,793
Payroll taxes payable		83,185
Accrued expenses		11,353
Due to affiliate		40,258
		172,590
Member's equity deficiency		(101,150)
	$	71,440

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Aldwych Securities LLC (formerly Iceberg Capital LLC) (the "Company"), a wholly-owned subsidiary of Aldwych Capital Partners, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. On June 27, 2013, the Company became a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to securities, especially the offer and sale of interests in companies in the energy industry.

The liability of the Member is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Revenues includes fees and commissions earned for providing advisory services in connection with mergers-and-acquisitions, brokerage and private placements. Revenues are recognized when contractual milestones are achieved. Advisory fees received in advance of services rendered and deferred until earned.

Income Taxes
As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner. The Company's open tax years (2012-2014) remain subject to income tax audits.

3. Transactions with Related Parties

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent provides office space and other administrative services. As of December 31, 2014 the Company had a liability of $40,258 due to the Parent related to the service agreement.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of ($119,633) which is deficient of the required net capital by $131,139. The Company's aggregate indebtedness to net capital was (1.443) to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i).

5. Concentrations

Concentrations of Credit Risk for Cash
All cash deposits are held by one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") subject to certain limitations. From time to time, the Company's balance may exceed these limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit.

Major Customers
The Company earned advisory and success fees during the year ended December 31, 2014, of which fees earned from one customer accounted for approximately 84% of the total advisory and success fees.

6. Subsequent Events

On March 3, 2015 the Parent made a capital infusion of $133,000, by forgiveness of amounts owed to it by the Company. Also, on March 4, 2015 the Parent made an additional capital infusion of $30,000 by transferring funds to the Company's bank account. On March 4, 2015 the Company notified FINRA that it was now in compliance with the SEC Uniform Net Capital Rule (Rule 15c3-1) and as of that day was doing security transactions in compliance with its BD.